February 22, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Babette Cooper

RE:	Green Stream Holdings, Inc.
Form 10-K for Fiscal Year Ended April 30, 2023
Filed August 15, 2023
File No. 001-36081

Ladies and Gentlemen:

Please be advised that the undersigned is the duly-appointed Chief Financial Officer and Chief Executive Officer of Green Stream Holdings, Inc., of the above-referenced issuer (the “Company”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Annual Report on Form 10-K, filed on August 15, 2023 (the “Form 10-K”) provided in your letter dated January 25, 2024 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary, of the Form 10-K filed on August 15, 2023. Our responses follow the text of the Comment Letter, which we have reproduced below for your convenience.

Form 10-K for Fiscal Year Ended April 30, 2023

Item 8. Financial Statements and Supplementary Data, Page F-1

1.	We note that you have not provided audited financial statements in accordance with Rule 8-02 of Regulation S-X and therefore your filing is materially deficient. Please amend your filing to provide financial statements audited as of and for the required periods by a PCAOB-registered firm as soon as practicable.

Response:

The Company respectfully acknowledges the Staff’s comment. As disclosed in the Company’s Current Report on Form 8-K filed on February 6, 2024, the Company dismissed its relationship with its previous registered independent accounting firm, Bush and Associates CPA (“Bush”) on February 2, 2024. Prior to February 2, 2024, Bush did not respond to correspondence from the Company, and Bush refused to audit the Company’s financial statements for the fiscal years ending April 30, 2022 and 2023. As a result, following the dismissal, on February 2, 2024, the Company appointed Barton CPA (“Barton”), a PCAOB accounting firm, as its new registered independent public accountant. The Company will amend the Form 10-K to provide the audited financial statements as soon as practicable, following Barton’s completion of the audit.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ James DiPrima
James DiPrima, CEO and CFO